UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-39365

Amryt Pharma PLC
(Translation of registrant’s name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Sanction of Scheme of Arrangement

At a hearing held on March 31, 2023, the High Court of Justice of England and Wales (the “Court”) sanctioned the scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme of Arrangement”) providing for the proposed acquisition (the “Transaction”) of Amryt Pharma Plc (the “Company”) by Chiesi Farmaceutici S.p.A., an Italian società per azioni.

The Company published a scheme circular regarding the Transaction on February 16, 2023 (the “Scheme Circular”). The parties expect the closing of the Transaction to take place in mid-April 2023.

Announcement of Sanction of Scheme of Arrangement Press Release

On April 3, 2023, the Company issued a press release announcing the sanction of the Scheme of Arrangement by the Court, which also discloses that the parties expect the Transaction to close in mid-April 2023. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is not a substitute for the Scheme Circular or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which includes an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (https://amrytpharma.com/investors/) or by writing to the Company, Corporate Secretary, Dept 920a 196 High Road, Wood Green, London, United Kingdom, N22 8HH (for documents filed with or furnished to the SEC by the Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma Plc

	By:	/s/ Rory Nealon
	Name:	Rory Nealon
	Title:	Chief Financial Officer

Date: April 3, 2023

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company, dated April 3, 2023.